

June 10, 2013

<u>Via U.S. mail</u>
Mohit Bhatia
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Re: Genpact Limited
Form 10-K
Filed March 1, 2013
File No. 001-33626

Dear Mr. Bhatia:

We have reviewed your response letter dated June 3, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Consolidated Statements of Income, page F-6

1.   We note your response to our prior comment two. Your response did not address our comment; as such, it will be reissued. Please tell us how your presentation of Dividend per share complies with paragraph 5 of ASC 260-10-45, or tell us how you determined it was appropriate to present Dividend per share on the face of the income statement. It would be appropriate to present dividend per share within the financial statement footnotes only.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief